EXHIBIT 99.13

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)	under the headings “Operations and Projects – Uranium Operating Properties – McArthur River/Key Lake”, “Operations and Projects – Uranium Operating Properties – Cigar Lake”, “Operations and Projects – Uranium Operating Properties – Inkai”, “Mineral Reserves and Resources” and “Governance – Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2014 dated March 6, 2015 for the McArthur River/Key Lake, Cigar Lake and Inkai properties; and

(b)	under the headings “Our Operations and Projects - Uranium Operating Properties – McArthur River/Key Lake”, “Our Operations and Projects – Uranium Operating Properties – Cigar Lake”, “Our Operations and Projects – Uranium Operating Properties – Inkai”, and “Mineral Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2014 dated February 9, 2015 for the McArthur River/Key Lake, Cigar Lake and Inkai properties,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, registration statement (No. 333-196422) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan and registration statements (Nos.333-181577 and 333-200678) on Form F-10.

Sincerely,

/s/ Alain G. Mainville
Name:	Alain G. Mainville, P. Geo.
Title:	Director, Mineral Resources Management, Cameco Corporation

Date: March 6, 2015